Filed pursuant to Rule 424(b)(3)
File No. 333-179641

Grant Park Fund October 2014 Update
November 20, 2014

Supplement dated November 20, 2014 to Prospectus dated May 08, 2014
Class	October ROR	YTD ROR	Net Asset Value	Net Asset Value per Unit
A	0.6%	1.0%	$15.0M	$1,181.59
B	0.5%	0.6%	$157.5M	$984.88
Legacy 1	0.7%	2.7%	$2.6M	$884.20
Legacy 2	0.8%	2.6%	$0.9M	$870.04
Global 1	0.8%	3.0%	$6.7M	$860.26
Global 2	0.8%	2.8%	$5.7M	$846.62
Global 3	0.7%	1.4%	$115.0M	$766.95
ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

Sector Commentary
Currencies:  The Japanese yen fell to a 4-year low versus the U.S. dollar after the Bank of Japan unexpectedly expanded their quantitative easing measures.  The dollar also strengthened after the Federal Open Market Committee suggested optimism for U.S. economic growth.  The euro fell on speculation the European Central Bank might implement further stimulus initiatives to aid ailing Eurozone nations.

Energy:  Prices in the crude oil complex declined sharply as global supplies increased and forecasts for ongoing industrial demand remained weak.  Natural gas markets fell to an 11-month low due to larger-than-expected domestic inventories and abnormally warm temperatures in the U.S.

Equities:  U.S. and Asian equity markets were volatile but finished the month generally higher.   Investors liquidated equity holdings early in the month because of concerns surrounding Eurozone economic growth, the impact of a possible interest rate hike in the U.S., and the spread of Ebola.  At month’s end, however, the equity markets reversed upward and finished higher in reaction to strong corporate earnings reports and beliefs additional stimulus in Japan would benefit the global economy.

Fixed Income:  U.S. Treasury markets finished higher after sharp declines in the equity markets prompted a flight-to-quality.  Concerns surrounding the Ebola virus and the European banking system added to the rally in the U.S. debt markets.  German Bund prices also moved higher, supported by weak German investor confidence data and by the news Standard & Poor’s would be downgrading France’s credit rating.

Grains/Foods:  U.S. grains markets rallied in reaction to weather-related delays in harvesting this season’s crops.  Strong international demand for U.S. crops also helped to drive prices higher.  Coffee prices fell after rain in key farming areas in Brazil helped to ease supply concerns.

Metals:  Gold prices fell more than 3% for the month as strength in the U.S. dollar reduced demand for dollar-hedging assets.  Upbeat Chinese and European economic data also weighed on gold prices.  Copper markets rallied after China released better-than-expected Chinese manufacturing data and in anticipation the expansion of stimulus initiatives in Europe and Japan will boost global industrial demand.

Additional Information:  For the Fund’s monthly Account Statement, including the net asset value per unit, and related information, please visit our website at www.grantparkfunds.com.

Sincerely,

David Kavanagh
President

Daily fund performance and weekly commentaries are available on our website at www.grantparkfunds.com.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH AN OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION OFFERING BY PROSPECTUS ONLY.

Account Statement
(Prepared from books without audit)
For the month ended October 31, 2014

STATEMENT OF INCOME
Trading Income (Loss)	Monthly Performance	Year to Date Performance
Realized Trading Income (Loss)	$2,458,007	$34,139,445
Change In Unrealized Income (Loss)	2,164,271	-13,084,923
Brokerage Commission	-117,141	-1,412,783
Exchange, Clearing Fee and NFA Charges	0	0
Other Trading Costs	-280,877	-3,175,396
Change in Accrued Commission	9,804	49,387
Net Trading Income (Loss)	4,234,064	16,515,730

Other Income	Monthly Performance	Year to Date Performance
Interest, U.S. Obligations	$87,927	$767,097
Interest, Other	1,033	142,683
U.S. Government Securities Gain (Loss)	0	0
Dividend Income	0	0
Total Income (Loss)	4,323,024	17,425,510

Expenses	Monthly Performance	Year to Date Performance
Management Fee	$0	$0
Incentive Fee	1,040,327	3,954,684
Operating Expenses	64,703	756,466
Organization and Offering Expenses	75,118	878,370
Brokerage Expenses	1,342,085	15,563,004
Dividend Expenses	0	0
Total Expenses	2,522,233	21,152,524

Net Income (Loss)	$1,800,791	-$3,727,014

Statement of Changes in Net Asset Value	Monthly Performance	Year to Date Performance
Beginning Balance	$305,940,831	$447,372,009
Additions	27,500	2,674,700
Net Income (Loss)	1,800,791	-3,727,014
Redemptions	-4,370,903	-142,921,476
Balance at October 31, 2014	$303,398,219	$303,398,219

PERFORMANCE SUMMARY BY CLASS
Class	Net Asset Value per Unit	Units	Net Asset Value	Monthly ROR	Year to Date ROR
A	$1,181.592	12,677.32286	$14,979,420	0.57%	1.02%
B	$984.877	159,912.37735	$157,494,095	0.52%	0.56%
Legacy 1	$884.195	2,993.33155	$2,646,689	0.75%	2.72%
Legacy 2	$870.039	1,075.66634	$935,871	0.75%	2.63%
Global 1	$860.257	7,739.82920	$6,658,245	0.80%	2.99%
Global 2	$846.623	6,760.75108	$5,723,805	0.79%	2.81%
Global 3	$766.952	149,892.14749	$114,960,094	0.65%	1.44%

To the best of my knowledge and belief the information contained herein is accurate and complete.

__________________________________________________________
David Kavanagh, President
For Dearborn Capital Management, LLC
General Partner of Grant Park Futures Fund, Limited Partnership